SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

RISCORP, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

767597107
(CUSIP Number)

Robert L. Chapman, Jr., Chapman Capital L.L.C.
Continental Grand Plaza #411, 300 N. Continental Blvd.
El Segundo, California 90245
Tel: (310) 563-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2000
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,026,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,026,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.2%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C., a Delaware Limited Liability Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,026,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,026,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.2%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,026,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,026,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.2%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of RISCORP, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of July 5, 2000 and amends and supplements the Schedule 13D dated March 23, 1999, as previously amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 4.  Purpose of Transaction

On June 28, 2000, Chap-Cap Partners, L.P. ("Chap-Cap") and the Issuer entered into a Voting Agreement with the Issuer in consideration of the Issuer, William
D. Griffin and Griffin Acquisition Corp. entering into the Third Amendment to the Plan and Agreement of Merger (such Plan and Agreement of Merger, as amended by the First Amendment, Second Amendment and Third Amendment, is hereinafter referred to as the "Final Merger Agreement").

         Pursuant to the Voting Agreement, Chap-Cap agreed that during the time the Voting Agreement is in effect, it shall (i) not sell, transfer or otherwise dispose of, or create or permit to exist any additional encumbrance or limitation on voting rights with respect to its shares of Common Stock, (ii) vote all of its shares of Common Stock in favor of the Final Merger Agreement and any of the transactions contemplated thereby, and (iii) vote all of its shares of Common Stock against any action or agreement as to which the Issuer has provided Chap-Cap with advance written notice is or would be reasonably likely to result in any conditions to the Issuer's obligations under the Final Merger Agreement not being fulfilled. Please see the copy of the Voting Agreement attached hereto as Exhibit D.

         As previously reported on Schedule 13D:

         On June 22, 2000 Chapman Capital L.L.C. sent a letter to Walter L. Revell, Vice Chairman of the Issuer, proposing that Robert L. Chapman, Jr., the Managing Member of Chapman Capital L.L.C., be considered for nomination to fill any vacant or new position on the Issuer's Board of Directors. A copy of this letter was attached to the Schedule 13D as Exhibit C.

     On October 28, 1999, Chapman Capital L.L.C. sent a letter to Mr. Revell proposing that the Issuer promptly terminate its management agreement with Phoenix Management Company, Ltd. and cease all payments to Phoenix thereunder. A copy of this letter was attached to the Schedule 13D as Exhibit B.

         Except as set forth above and as previously disclosed in the Schedule 13D, as of the date of this filing none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit D - Voting Agreement dated as of June 28, 2000 between RISCORP, Inc. and Chap-Cap Partners, L.P.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  July 5, 2000
                                            CHAP-CAP PARTNERS, L.P.

                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By: /s/ Robert L. Chapman
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By: /s/ Robert L. Chapman
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            /s/ Robert L. Chapman________
                                                        Robert L. Chapman, Jr.

                                    EXHIBIT D

                                VOTING AGREEMENT

         THIS VOTING AGREEMENT (this "Agreement"), dated as of June 28, 2000, is entered into by and between RISCORP, Inc., a Florida corporation ("RISCORP") and Chap-Cap Partners, L.P., a Delaware limited partnership ("Shareholder").

                                   WITNESSETH:

         WHEREAS, Shareholder owns (both beneficially and of record) in the aggregate 1,026,500 shares of Series A Common Stock, par value $.01, of RISCORP ("Class A Common Stock");

     WHEREAS, RISCORP, William D. Griffin ("Griffin") and Griffin Acquisition Corp. ("Griffin Acquisition") have entered into that certain Plan and Agreement of Merger, dated as of November 3, 1999 (the "Merger Agreement");

         WHEREAS, RISCORP, Griffin and Griffin Acquisition have entered into that certain First Amendment to the Merger Agreement, dated April 20, 2000 (the "First Amendment");

         WHEREAS, RISCORP, Griffin and Griffin Acquisition have entered into that certain Second Amendment to the Merger Agreement, dated May 10, 2000 (the "Second Amendment");

         WHEREAS, concurrent with the execution and delivery of this Agreement, RISCORP, Griffin and Griffin Acquisition are entering into that certain Third Amendment to the Merger Agreement in the form attached hereto as Exhibit A (the "Third Amendment" and the Merger Agreement as amended by the First Amendment, the Second Amendment and the Third Amendment is hereinafter referred to as the "Final Merger Agreement"); and

         WHEREAS, Shareholder has agreed to enter into this Agreement in order to induce RISCORP, Griffin and Griffin Acquisition to enter into the Third Amendment and to consummate the transactions contemplated by the Final Merger Agreement.

         NOW, THEREFORE, in consideration of Griffin's, Griffin Acquisition's and RISCORP's entering into the Third Amendment and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to RISCORP as follows:

                  1.1. Title to the Shares. Shareholder is the owner (both beneficially and of record) of the number of shares of Class A Common Stock set forth in the recitals to this Agreement, which as of the date hereof constitutes all of the shares of Class A Common Stock owned beneficially and of record by Shareholder and its affiliates (the "Shareholder Parties") and Shareholder has the exclusive power to vote such shares on all matters submitted to holders of shares of Class A Common Stock. The Shareholder Parties do not have any rights of any nature to acquire any additional shares of Class A Common Stock. The Shareholder Parties own all of such Class A Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever (exclusive of any margin borrowing associated with the account in which the shares are held), and, the Shareholder Parties have not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Class A Common Stock owned by them.

                  1.2. Authority Relative to this Agreement. Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Shareholder. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming the due authorization, execution and delivery by RISCORP, constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) subject to general principles of equity.

                  1.3. No Conflict. The execution and delivery of this Agreement by Shareholder does not, and the performance of this Agreement by Shareholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign by Shareholder, or (b) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Shareholder.

         2. Covenants of Shareholder. Shareholder hereby covenants and agrees that, during the time this Agreement is in effect, except as otherwise specifically contemplated by this Agreement, Shareholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to the shares of Class A Common Stock now owned or that may hereafter be acquired by Shareholder.

         3. Voting Agreement. Shareholder hereby agrees that, during the time this Agreement is in effect, at any meeting of the shareholders of RISCORP, however called, and in any action by written consent of the shareholders of RISCORP, Shareholder shall: (a) vote the shares of Class A Common Stock owned by Shareholder in favor of the Final Merger Agreement and any of the transactions contemplated by the Final Merger Agreement; and (b) vote the shares of Class A Common Stock owned by Shareholder against any action or agreement that RISCORP has provided Shareholder with advance written notice is or would be reasonably likely to result in any conditions to RISCORP's obligations under the Final Merger Agreement not being fulfilled; provided, however, that the voting agreement set forth in this Section 3 shall not extend to any further amendment to the Final Merger Agreement that is not approved in writing by Shareholder. Shareholder shall vote on all issues other than those specified in this Section 3 that may come before a meeting of the shareholders of RISCORP in their sole discretion, provided that such vote does not contravene the provisions of this
Section 3.

         4. Representations and Warranties of RISCORP. RISCORP hereby represents and warrants to Shareholder as follows:

                  4.1. Authority Relative to this Agreement. RISCORP has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by RISCORP and the consummation by RISCORP of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of RISCORP. This Agreement has been duly and validly executed and delivered by RISCORP and, assuming the due authorization, execution and delivery by Shareholder, constitutes a legal, valid and binding obligation of RISCORP, enforceable against RISCORP in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) subject to general principles of equity.

                  4.2. No Conflict. The execution and delivery of this Agreement by RISCORP does not, and the performance of this Agreement by RISCORP will not,
(a) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign by RISCORP, or (b) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to RISCORP.

         5.       Miscellaneous.

                  5.1. Effectiveness. The representations, warranties, covenants and agreements of Shareholder set forth in this Agreement shall become effective and shall be of full force and effect upon the execution of the Third Amendment by RISCORP, Griffin and Griffin Acquisition and, if RISCORP, Griffin or Griffin Acquisition shall fail to execute the Third Amendment, then the representations, warranties, covenants and agreements of Shareholder set forth herein shall be of no force or effect; provided, further, that all such representations, warranties, covenants and agreements shall expire and terminate upon the earlier of (i) the termination of the Final Merger Agreement in accordance with its terms (without regard to any subsequent amendment) or (ii) August 15, 2000.

                  5.2. Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

                  5.3. Acknowledgement. RISCORP hereby acknowledges and agrees that the communications that Shareholder has had with certain other holders of Class A Common Stock in connection with the negotiation and execution of this Agreement and the Third Amendment do not constitute and shall not be deemed to be "acting together" within the meaning of Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended or a solicitation of proxies.

                  5.4. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                  5.5. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

          5.6. Assignment. This Agreement shall not be assigned by operation of law or otherwise.

                  5.7. Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          5.8. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                  5.9. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

                  5.10. Notices. Except as otherwise provided herein, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, facsimile transmission, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.10):

         if to RISCORP:

                  2 North Tamiami Trail
                  One Sarasota Tower - Suite 608
                  Sarasota, Florida 34236
                  Attention: Walter E. Riehemann
                  Facsimile: (941) 366-0993
                  Telephone: (941) 366-5015

         with a copy to:

                  Alston & Bird LLP
                  1201 West Peachtree Street
                  Atlanta, Georgia 30309
                  Attention: J. Vaughan Curtis, Esq.
                  Facsimile: (212) 424-8500
                  Telephone: (212) 424-8000

         if to Shareholder:

                  Chap-Cap Partners, L.P.
                  Continental Grand Plaza, #411
                  300 North Continental Blvd.
                  El Segundo California 90245
                  Telephone: (310) 563-6900

                  5.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida applicable to contracts executed in and to be performed in Florida without regard to any principles of choice of law or conflicts of law of such state.

          5.12. Definitions. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Final Merger Agreement.

                  5.13. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  5.14. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

                           RISCORP, INC.

                           By: /s/ Walter E. Riehemann
                               Walter E. Riehemann
                                    President

                           CHAP-CAP PARTNERS, L.P.
                           By: Chapman Capital L.L.C.,
                               as General Partner

                           By: /s/ Robert L. Chapman, Jr.
                                    Robert L. Chapman, Jr.
                                    Managing Member